UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

Fujian Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Gushan Environmental Energy Limited

Form 6-k

Page
Signatures	3
EX-99.1 PRESS RELEASE	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: October 15, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Lauren Cheng
H+K Strategies (New York)	H+K Strategies (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6203
Email: elizabeth.cheek@hkstrategies.com	Email: lauren.cheng@hkstrategies.com

Gushan Environmental Energy Limited Announces

Shareholders Vote to Approve Going Private Transaction

New York, October 15, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a manufacturer of copper products and a producer of biodiesel in China, announced today that, at an extraordinary general meeting of shareholders held today (the “EGM”), the Company’s shareholders voted in favor of the proposal to approve and adopt the previously announced agreement and plan of merger dated June 4, 2012, as amended on September 13, 2012 (the “Amended Merger Agreement”), among Trillion Energy Holdings Limited (“Parent”), a British Virgin Islands business company limited by shares, Trillion Energy Investments Holdings Limited, a Cayman Islands exempted company wholly-owned by Parent (“Merger Sub”), Mr. Jianqiu Yu, the Company’s Chairman and Principal Executive Officer and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent. Approximately 72.26% of the Company’s total outstanding ordinary shares voted in person or by proxy at the EGM. Of the ordinary shares voted in person or by proxy at the EGM, approximately 90.02% were voted in favor of the proposal to approve and adopt the Amended Merger Agreement and the transactions contemplated by the Amended Merger Agreement and approximately 90.01% were voted in favor of the proposal to authorize the directors of the Company to do all things necessary to give effect to the Amended Merger Agreement. In addition, the proposal to approve and adopt the Amended Merger Agreement was also approved by approximately 72.85% of the unaffiliated ordinary shares voted in person or by proxy at the EGM, satisfying the “majority of the minority” voting requirement set forth in the Amended Merger Agreement.

The parties expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Amended Merger Agreement. If completed, the merger would result in the Company becoming a privately held company wholly-owned by Parent and the Company’s American depositary shares would no longer be listed on the New York Stock Exchange.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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